EXHIBIT 10.41

April 11, 2003

Mr. Michael J. Dunn

1829 El Camino Del Teatro

La Jolla, California 92037

Dear Mike:

ACLARA BioSciences, Inc. (the “Company”) is pleased to offer you employment on the terms set forth below.

1.    Position.  You will serve in a full-time capacity as Chief Business Officer. You will report to me, the Company’s CEO. By signing this letter agreement, you represent and warrant to the Company that you are under no contractual commitments inconsistent with your obligations to the Company. You will work principally out of the Company’s facility in the San Francisco Bay Area, but it is understood that you will commute from San Diego and you will be entitled to work a minimum of one (1) day per week out of your home or other office in San Diego County.

2.    Salary.  You will be paid a base salary at the annual rate of $275,000, payable in bi-weekly installments in accordance with the Company’s standard payroll practices for salaried employees. This salary will be subject to increase pursuant to the Company’s employee compensation policies in effect from time to time.

3.    Bonus.  You will be eligible for an annual bonus of up to 35% of your base salary based on achievement of mutually agreed-upon milestones, assessed at the end of each evaluation period.

4.    Employee Benefits.  As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to paid time off in accordance with the Company’s policy, as in effect from time to time.

5.    Stock Options.  Subject to the approval of the Company’s Board of Directors, you will be granted options to purchase 375,000 shares of the Company’s Common Stock. Such options will be incentive stock options to the extent permissible under applicable tax laws, and the balance will be nonstatutory stock options. The exercise price per share will be equal to the closing price of the Company’s Common Stock on the trading day immediately prior to the date the options are granted, which is expected to be the date on which you commence employment with the Company. The options will generally be subject to the terms and conditions applicable to options granted under the Company’s Amended and Restated 1997 Stock Plan, as described in that Plan and the applicable stock option agreement, although the nonstatutory options may be granted outside such Plan. The options will vest over four (4) years, with twenty-five percent (25%) of the shares subject to such options vesting on the first anniversary of the date you commence your employment with the Company and one forty-eighth (1/48th) of the original number of shares vesting on each monthly anniversary of such date thereafter while you remain a service provider to the Company. Such vesting shall be subject to acceleration as provided for in the Severance Agreement referred to in paragraph 6 below.

6.    Severance Agreement.  The Company will enter into a Severance Agreement with you substantially in the form attached hereto as Exhibit A. This Severance Agreement will provide for certain severance payments and acceleration of vesting of all stock option grants under circumstances described in such agreement.

7.    Moving and Commuting Expenses.

(a)    The Company agrees to pay all reasonable moving and other relocation expenses associated with selling your house in San Diego County and moving your family and household to the Bay Area, including the cost of moving personal and household effects, brokers’ commissions, expenses associated with up to three house hunting trips for the family and a $10,000 allowance for miscellaneous items; provided, however, that the Company’s payment of any such relocation costs shall be reduced by the amount of commuting costs reimbursed by the Company pursuant to clause (b) below relating to commuting costs incurred after the six (6) month anniversary of your commencement of employment. The Company will pay 75% of your income tax costs relating to such relocation expenses.

(b)    In addition, the Company agrees to pay for up to twelve (12) months of commuting costs incurred prior to completing a move. These commuting costs will cover a furnished apartment or equivalent, a computer, printer and reasonable communication gear at the employees residence in San Diego, a local health club membership and dues in the Bay Area, one round trip airfare per week to San Diego and transportation costs to and from the airport from work or apartment in the Bay Area and home in San Diego. To the extent permitted by applicable tax laws, these commuting costs will be covered under company business expenses and not be recorded as income to you. To the extent such commuting costs are recorded as income to you, the Company will pay 100% of your income tax costs relating thereto.

8.    Confidential Information and Invention Assignment Agreement.  Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Confidential Information and Invention Assignment Agreement.

9.    Period of Employment.  Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without Cause (as defined in the Severance Agreement referred to in paragraph 6 above). Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. The “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company.

10.    Outside Activities.  For so long as you are a full-time Company employee, you agree that, unless the Board of Directors consents in writing otherwise, you will devote substantially all your business time and efforts to the company. For so long as you are a full-time company employee, you also will not knowingly assist any person or organization in competing with the Company, in preparing to compete with the Company or in hiring any employees of the Company.

11.    Withholding Taxes.  All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes (other than as provided for in paragraph 8).

12.    Entire Agreement.  This letter and the Exhibit attached hereto contain all of the terms of your employment with the Company and supersede any prior understandings or agreements, whether oral or written, between you and the Company.

13.    Amendment and Governing Law.  This letter agreement may not be amended or modified except by an express written agreement signed by you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes will be governed by California law.

14.    Start Date.  Your employment with the Company will commence on or before May 1, 2003.

We hope that you find the foregoing terms acceptable. You may indicate your agreement with these terms and accept this offer by signing and dating the enclosed duplicate original of this letter agreement and returning it to me. This offer, if not accepted, will expire at the close of business on April 14, 2003.

As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States.

Mike, we look forward with enthusiasm to your acceptance of our offer and to the commencement of your duties with the Company.

If you have any questions, please call me at (858) 245-2610.

Very truly yours,

ACLARA BioSciences, Inc.

By:	/s/ Thomas G. Klopack
Thomas G. Klopack, CEO

I have read and accept this employment offer:

/s/ Michael J. Dunn
Michael J. Dunn

Dated: April 11, 2003